Exhibit 99.7

PRESS RELEASE

Mozambique LNG announces the full restart of all its activities onshore and offshore in Mozambique

Paris / Afungi, January 29, 2026 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, met today in Afungi with His Excellency Daniel Chapo, President of the Republic of Mozambique, and have announced together the full restart of Mozambique LNG project activities.

This restart of project activities onshore and offshore follows the decision made on 7 November 2025, by Mozambique LNG consortium to lift the Force Majeure that was declared in 2021 and resume project activities.

During the meeting, the government of Mozambique confirmed its commitment to work together with Mozambique LNG to support the restart of project activities and address the consequences of the Force Majeure period. In particular, the Government confirmed all measures taken to address the security and the continued cooperation with Rwanda.

Construction activities have now restarted both offshore and onshore at Afungi site, with over 4,000 workers currently mobilized of which over 3,000 are Mozambican nationals. First LNG is expected in 2029 as the project progress is currently at 40% - almost all engineering and procurement of main equipments have been executed during the force majeure period.

The Mozambique LNG project will bring significant economic benefits to Mozambique during its development phase, notably through an ambitious local content plan. The project will provide up to 7,000 direct jobs for Mozambicans during construction, and contracts awarded to Mozambican compagnies are expected to amount to more than USD 4 billion.

In addition, Mozambique LNG has launched a large-scale socio-economic development program to support local communities in Cabo Delgado province. The Mozambique LNG Foundation, established in 2023 and endowed with a budget of USD 200 million, has already delivered tangible results, with over 8,000 jobs created and 7,000 farmers and fishermen supported by the Foundation in Cabo Delgado province.

“The full restart of project activities marks a major milestone for Mozambique LNG and the country. I want to thank President Chapo and all Mozambican authorities for their commitment to the project. We are now working together to make this project a great success for the people of Mozambique”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “This landmark project will position Mozambique as a major LNG exporter. With its strong local content, it will also bring lasting economic benefits to Mozambican people.”

“The resumption of the project represents a significant milestone for the national economy and reaffirms the confidence of international partners in Mozambique’s energy, institutional and human potential. It will have a direct and significant impact on job creation, both in construction phase and in the operational phase, stimulating the national labor market and promoting the capacity-building of Mozambican manpower. At the same time, it consolidates Mozambique’s positioning as a regional energy hub and reaffirms the country as a credible and relevant actor in the global Liquefied Natural Gas market, strengthening its geostrategic position and its role in global energy security”, said His Excellency Daniel Chapo, President of the Republic of Mozambique.

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About Mozambique LNG

Mozambique LNG is a joint venture composed of TotalEnergies EP Mozambique Area 1 (26.5%, operator), Mitsui E&P Mozambique Area 1 (20%), ENH Rovuma Área Um (15%), ONGC Videsh Rovuma (10%), Beas Rovuma Energy Mozambique (10%), BPRL Ventures Mozambique (10%) and PTTEP Mozambique Area 1 (8.5%).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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